1/2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM AND THE TERMINATION OF THE REPURCHASE PROGRAM Amsterdam, 2 June 2025 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 23 August 2024, regarding the implementation of a repurchase program for its shares, amended on 13 December 2024 as disclosed to the market that day (the “Program”). The Company reports that, during the period between 26 and 30 May 2025, it has carried out the following transactions under the Program. Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. It is also reported that the Program has ended on 30 May 2025, as previously announced. Under the Program, the Company acquired a total of 13,470,000 treasury shares for a total amount of EUR 537,835,879.02, representing approximately 1.846% of Ferrovial’s issued share capital at the date thereof. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

2/2 About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.